INNOFONE.COM, INCORPORATED
1431 Ocean Avenue, Suite 110
Santa Monica, CA 90401

May 30, 2006

VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Innofone.com, Incorporated (the “Company”)
Registration Statement on Form SB-2
Filed October 27, 2005
File No.: 333-129278

Ladies and Gentlemen:

We previously filed the above referenced registration statement on Form SB-2 on October 27, 2005, as amended on November 2, 2005 and March 29, 2006, and hereby request that such registration statement, together with all exhibits thereto, be withdrawn at your earliest convenience. The Form SB-2 is being withdrawn because of the Company’s repayment of the underlying financing with the selling securityholder. No securities were offered or sold pursuant to this registration statement. Please apply the Company’s filing fee to its account with the SEC.

If you have any questions concerning this matter, please contact the undersigned at (310) 458-3233.

Thank you for your assistance in this matter.

Innofone.com, Incorporated

By:	/s/ Alex Lightman
Alex Lightman Chief Executive Officer